UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 31, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Norwegian Cruise Line Holdings Ltd.

File No. 001-35784 - CF#29918

———————————————

Norwegian Cruise Line Holdings Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K/A filed on July 11, 2013. Terms of the exhibit had been disclosed in a Form 8-K filed May 30, 2013.

Based on representations by Norwegian Cruise Line Holdings Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 through May 24, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary